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------                           U.S. SECURITIES AND EXCHANGE COMMISSION                              ------------------------------
FORM 4                                   WASHINGTON, D.C. 20549                                                OMB APPROVAL
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                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                           OMB Number:          3235-0287
[ ] Check this box if no                                                                              Expires:     December 31, 2001
    longer subject to         Filed pursuant to Section 16(a) of the Securities                       Estimated average burden
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the                          hours per response.........0.5
    or Form 5 obligations         Public Utility Holding Company Act of 1935                          ------------------------------
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

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
 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
                                                                                                 Issuer (Check all applicable)
    Goldman       Steven                          F5 Networks, Inc. (ffiv)                          Director         10% Owner
---------------------------------------------  ----------------------------------------------   ----              ---
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      X  Officer (give      Other (Specify
                                                 Number of Reporting        Month/Year         ---- title below)  --- below)
c/o F5 Networks, Inc.                            Person (Voluntary)         January 2001       Sr. Vice President of
401 Elliott Avenue West                       --------------------------  ------------------   Sales and Service
---------------------------------------------                             5. If Amendment,     -----------------------------------
                 (Street)                                                   Date of Original   7. Individual or Joint/Group Filing
                                                                             (Month/Year)         (Check applicable line)
Seattle           WA               98119                                    February 6, 2001       X    Form filed by one
---------------------------------------------                             ------------------      ----  Reporting Person
  (City)           (State)           (Zip)                                                              Form filed by more than
                                                                                                  ----  one Reporting Person

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                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5. Amount of Se-    6. Owner-     7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)          curities Benefi-    ship          of In-
                                   Date        Code         (Instr. 3, 4 and 5)         cially Owned at     Form:         direct
                                               (Instr. 8)                               End of Month        Direct        Benefi-
                                  (Month/                                               (Instr. 3 and 4)    (D) or        cial
                                   Day/     ---------------------------------------                         Indirect      Owner-
                                   Year)    Code    V      Amount   (A) or    Price                         (I)           ship
                                                                    (D)                                     (Instr. 4)    (Instr. 4)
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Common Stock                     1/2/01      M             14,250    A        $0.05                           D
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Common Stock                     1/2/01      M             45,000    A        $0.05      150,220(1)           D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*    If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                 SEC 1474(3-99)
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(Please Print or Type Responses)
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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities       Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr.     Acquired (A)     Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/       8)          or Disposed      (Month/Day/                           Secur-
                             ative        Year)                  of (D) (Instr.   Year)                                 ity
                             Security                            3, 4, and 5)                                           (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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Incentive Stock Option       $0.05       1/2/01      M                14,250   7/14/98   8/18/07   Common      14,250
(right to buy)                                                                                     Stock
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Incentive Stock Option       $0.05       1/2/01      M                45,000   7/14/98   7/17/07   Common      45,000
(right to buy)                                                                                     Stock
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Non-Qualified Stock Option   $9.50       1/1/01      A         50,000          1/1/02    1/1/11    Common      50,000
(right to buy)(2)                                                                                  Stock
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
9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)

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                               D
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                               D
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   $50,000                     D
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Explanation of Responses:

(1) On February 6, 2001, the reporting person filed a Form 4 mistakenly reporting the Amount of Securities
    Beneficially Owned as 165,220. As of January 31, 2001, the reporting person owned only 150,220 shares of common stock. All acquisitions and dispositions were reported properly, the mistake was simply an error in the reported total number of securities beneficially owned.

(2) Options vest 50% after one year and the remaining 50% after the second year from date of grant.

**     Intentional misstatements or omissions of facts constitute Federal                    /s/ STEVEN GOLDMAN               6/7/01
       Criminal Violations.                                                                  -------------------------------  ------
                                                                                             **Signature of Reporting Person    Date

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.                                                  Page 2
      If space provided is insufficient, see Instruction 6 for procedure.                                            SEC 1474 (7-96)

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